
AGENIX


05006716

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

82-34639

SUPPL

SEC#82-5258


RECEIVED
MAR 18 2005
179
WASH., D.C.

8 March 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 8 March 2005.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 3/23


AGENIX

Company Announcement

8 March 2005

First patient recruited in ThromboView® Phase II North American clinical trials

Australian biotechnology company, Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY], today announced that the first patient has been enrolled in its Phase II clinical trial to study the diagnostic accuracy of the innovative blood clot imaging technology, ThromboView®.

This study is being conducted under the open Investigational New Drug (IND) application in the US and the Clinical Trial Application (CTA) in Canada activated in October 2004.

The study will compare the accuracy of ThromboView® to contrast venography in the diagnosis of patients with new and recurrent Deep Vein Thrombosis (DVT). Contrast venography is currently regarded as the gold standard procedure for this diagnosis.

Agenix Managing Director, Mr Don Home, said the first patient had been enrolled by the University of California, San Diego (UCSD). This is one of 12 sites participating in the clinical trial.

"We expect seven sites to be live and active by the end of March with the remaining five underway in April," Mr Home said.

"The investigators are very motivated to begin enrolling study patients. We've found they are as keen as we are to understand the potential of ThromboView® in the diagnosis of thromboembolism."

Associate Professor Tim Morris of UCSD said the inaugural patient has had a venogram performed and will now undergo ThromboView® testing as part of the trial protocol.

"We are very excited to get this trial underway and assess the role that ThromboView® may have in the detection and diagnosis of patients with DVT," said Professor Morris.

"The results and images from this first comparison will be sent to the Image Management Centre in Sydney, Australia and to the trial co-ordinating group, based in Hamilton, Canada. We'll remain blind to the study results until the first analysis of data."

All ThromboView® and venogram imaging will be digitally recorded and results assessed and recorded in a standardized fashion across sites.

The Phase II trial is expected to last 12 months and will involve an estimated 150 DVT patients.

All aspects of the trial including study design, study operating procedures, timeline and patient recruitment strategies have been reviewed and endorsed by the clinical investigators.

The clinical trial sites can only commence patient enrolment once their respective Institutional Review Boards review the ThromboView® material and approve the study.

"With the excitement the clinical investigators have shown for this clinical study and for ThromboView® in general, we are confident of achieving patient recruitment in a timely fashion", Mr Home said.

The diagnosis of blood clots is a worldwide medical issue. There is currently no single test available to definitively identify blood clots.

Agenix wholly-owned subsidiary, AGEN Biomedical Limited, is a world leading supplier of D-dimer point-of-care and laboratory tests which are used to help quickly exclude the possibility of blood clots.

However, diagnostic imaging procedures to locate and confirm clots represent a US$3 billion market.

Up to 4 million imaging procedures are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population and the increased risk of blood clots in elderly patients. For many patients these imaging procedures give uncertain results and it is believed that ThromboView® will help provide a definitive diagnosis in these cases.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected DVT or pulmonary embolism. The antibody flows through the body and attaches to blood clots, which are then detected by a standard imaging camera.

The US is the largest market for ThromboView® and many world-renowned thrombosis experts who are based in Canada and the US are involved in the Agenix trial program.

ENDS

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: +61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs approximately 100 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com